UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058 Expires: February 28, 2022
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FORM 12b-25	SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q

For the Transition Period Ended: _________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates: _______________________

PART I — REGISTRANT INFORMATION

Generation NEXT Franchise Brands, Inc.
Full Name of Registrant

Former Name if Applicable

2620 Financial Court #100
Address of Principal Executive Office (Street and Number)

San Diego, CA 92117
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

(Attach extra Sheets if Needed)     See attached sheets.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Ryan Polk	858	210-4246
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒    No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Exhibit A on attached sheets.

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Generation NEXT Franchise Brands, Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2019	By	/s/ Ryan Polk
Ryan Polk, CFO

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.

3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.

5.	Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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 Part III - Narrative

Generation NEXT Franchise Brands, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q on a timely basis without unreasonable effort or expense because the Company has experienced unexpected delays in completing the Company’s financial statements and finalizing with its auditors their review of the Company’s financial statements as of September 30, 2019. The delays could not be eliminated without unreasonable effort or expense after the company suffered an involuntary reduction of staff. The Company anticipates that it will file the Form 10-Q no later than the fifteenth calendar day following the prescribed filing date.

Exhibit A

For the year ended June 30, 2019 the Company had a net loss totaling approximately $19 million with negative cash flows from operations totaling approximately $13.5 million. Through September 30, 2019 our production and installation of kiosks have been slower than anticipated, due to delays caused by lack of financing. The impact of this deficiency caused shipment delays which led to less accounts receivable collections. Also, the Company went through a corporate restructuring which decreased the working staff by approximately 40%. The combined result of these events caused a substantial decrease in our cash balances and an increase in our outstanding liabilities. In order to ensure sufficient liquidity for our continuing operations, the Company is actively pursuing additional capital in the form of either debt or equity financing (or a combination thereof). Management believes the additional funding required will be difficult to obtain on terms acceptable to the Company, and there can be no assurance that we will be successful. If the Company is unsuccessful raising the required capital, then we are likely to pursue potentially transformative transactions which may include going private, change of control, merger, sale of assets, or further balance sheet restructuring to enable the Company to remain viable.